UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

TENET HEALTHCARE CORPORATION
 (Name of Issuer)

Common Stock, $0.05 par value per share
 (Title of Class of Securities)

88033G407
 (CUSIP Number)

Mark Horowitz
Co-President
Glenview Capital Management
767 Fifth Avenue, 44th Floor
New York, NY 10153
(212) 812-4700
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
GLENVIEW CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,258,810 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,258,810 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,258,810 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.30% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 52,394 Shares that reflect the Restricted Stock Units that have all previously settled into Shares.

(2) Based on a total of 105,517,046 Shares outstanding as of October 28, 2020, based on the Company’s Quarterly Report on Form 10-Q, filed on October 30, 2020.

SCHEDULE 13D

Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
LARRY ROBBINS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,258,810 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,258,810 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,258,810 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.30% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) Includes 52,394 Shares that reflect the Restricted Stock Units that have all previously settled into Shares.

(2) Based on a total of 105,517,046 Shares outstanding as of October 28, 2020, based on the Company’s Quarterly Report on Form 10-Q, filed on October 30, 2020.

SCHEDULE 13D

Page 4 of 8 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on January 19, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on February 1, 2016, Amendment No. 2 filed on August 18, 2017, Amendment No. 3 filed on September 13, 2017, Amendment No. 4 filed on January 22, 2018, Amendment No. 5 filed on February 2, 2018, Amendment No. 6 filed on March 26, 2018, and Amendment No. 7 filed on August 15, 2019 (collectively the “Schedule 13D”) relating to the Common Stock, par value $0.05 per share (the “Shares”), of Tenet Healthcare Corporation, (the “Issuer” or the “Company”), whose principal executive offices are located at 14201 Dallas Parkway, Dallas, Texas 75254. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(a-c,f) This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Glenview Capital Management, LLC (“Glenview Capital Management”);

ii) Lawrence M. Robbins (“Mr. Robbins”).

This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership (“Glenview Capital Partners”), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Capital Master Fund”), Glenview Institutional Partners, L.P., a Delaware limited partnership (“Glenview Institutional Partners”), Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Offshore Opportunity Master Fund”), and Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership (“Glenview Capital Opportunity Fund”), and certain other associated investment vehicles managed by Glenview Capital Management (collectively, the "Glenview Funds").

Glenview Capital Management serves as investment manager to each of the Glenview Funds. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Glenview Capital Management is a Delaware limited liability company; Mr. Robbins is a citizen of the United States of America.

SCHEDULE 13D

Page 5 of 8 Pages

Item 4.	Interest in Securities of the Issuer

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Between December 11, 2020 and December 18, 2020, the Reporting Persons disposed of 1,502,543 Shares held for accounts managed by Glenview Capital Management, including Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners, Glenview Offshore Opportunity Master Fund, Glenview Capital Opportunity Fund, and certain other associated investment vehicles managed by Glenview Capital Management.  Such sales were effected in the Reporting Persons' ordinary course of business.

Consistent with their investment intent, the Reporting Persons intend to engage in communications with the Company and the Company’s management and board of directors, other shareholders of the Company and other interested parties on issues that may relate to the business, management, operations, assets, capitalization, financial condition, strategic plans, governance, board composition and the future of the Company.

The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Company and the Company’s management and the board of directors, other shareholders of the Company and other interested parties.

The Reporting Persons intend to review their investments in the Company on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Company’s financial position and strategic direction, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Company as they deem appropriate, including, without limitation, purchasing additional Shares selling some or all of their Shares, engaging in hedging or similar transactions with respect to the securities relating to the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, each of the Reporting Persons may be deemed to share voting and dispositive power over 18,258,810 Shares, which equates to approximately 17.30% of the total number of Shares outstanding. The beneficial ownership percentage is based on based on a total of 105,517,046 Shares outstanding as of October 28, 2020, based on the Company’s Quarterly Report on Form 10-Q, filed on October 30, 2020.  Of the 18,258,810 Shares reported herein, 52,394 Shares reflect the Restricted Stock Units that have all previously settled into Shares.

SCHEDULE 13D

Page 6 of 8 Pages

(c)  Except for the transactions set forth below, all of which were effected in the open market in routine brokerage transactions, there have been no transactions in the Shares by the Reporting Persons during the past 60 days.

Date	Shares Sold	Weighted-Average Price per Share
12/11/2020	491,663	$40.6712[1]
12/11/2020	8,337	$41.9986[2]
12/14/2020	201,903	$40.2196[3]
12/14/2020	129,026	$41.0551[4]
12/14/2020	29,787	$42.0931[5]
12/15/2020	152,267	$41.2688[6]
12/15/2020	187,017	$42.3117[7]
12/16/2020	28,081	$40.7453[8]
12/16/2020	12,363	$41.9636[9]
12/17/2020	185,000	$41.1863[10]
12/18/2020	77,099	$41.2239[11]

1.
This price reflects the weighted average purchase price for open-market sales of Shares made by the Reporting Persons on December 11, 2020 within a $1.00 range. The actual prices for these transactions range from $40.405 to $41.36, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares sold at each separate price.

2.
This price reflects the weighted average purchase price for open-market sales of Shares made by the Reporting Persons on December 11, 2020 within a $1.00 range. The actual prices for these transactions range from $41.50 to $42.42, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares sold at each separate price.

3.
This price reflects the weighted average purchase price for open-market sales of Shares made by the Reporting Persons on December 14, 2020 within a $1.00 range. The actual prices for these transactions range from $39.83 to $40.80, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares sold at each separate price.

4.
This price reflects the weighted average purchase price for open-market sales of Shares made by the Reporting Persons on December 14, 2020 within a $1.00 range. The actual prices for these transactions range from $40.85 to $41.30, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares sold at each separate price.

5.
This price reflects the weighted average purchase price for open-market sales of Shares made by the Reporting Persons on December 14, 2020 within a $1.00 range. The actual prices for these transactions range from $42.01 to $42.1825, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares sold at each separate price.

SCHEDULE 13D

Page 7 of 8 Pages

6.
This price reflects the weighted average purchase price for open-market sales of Shares made by the Reporting Persons on December 15, 2020 within a $1.00 range. The actual prices for these transactions range from $41.00 to $41.99, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares sold at each separate price.

7.
This price reflects the weighted average purchase price for open-market sales of Shares made by the Reporting Persons on December 15, 2020 within a $1.00 range. The actual prices for these transactions range from $42.20 to $42.62, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares sold at each separate price.

8.
This price reflects the weighted average purchase price for open-market sales of Shares made by the Reporting Persons on December 16, 2020 within a $1.00 range. The actual prices for these transactions range from $40.59 to $41.32, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares sold at each separate price.

9.
This price reflects the weighted average purchase price for open-market sales of Shares made by the Reporting Persons on December 16, 2020 within a $1.00 range. The actual prices for these transactions range from $41.78 to $42.31, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares sold at each separate price.

10.
This price reflects the weighted average purchase price for open-market sales of Shares made by the Reporting Persons on December 17, 2020 within a $1.00 range. The actual prices for these transactions range from $41.00 to $41.71, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares sold at each separate price.

11.
This price reflects the weighted average purchase price for open-market sales of Shares made by the Reporting Persons on December 18, 2020 within a $1.00 range. The actual prices for these transactions range from $40.88 to $41.43, inclusive. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares sold at each separate price.

(d) Certain funds listed in Item 2 are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

SCHEDULE 13D

Page 8 of 8 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz
Co-President of Glenview Capital Management, LLC

LARRY ROBBINS

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Larry Robbins

December 22, 2020